Eight Pines Securities, LLC

DECEMBER 31, 2015

III SCHEDULE OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3

Eight Pines Securities, LLC is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(i), as a broker/dealer, "who does not carry securities accounts for customers or perform custodial functions relating to customer securities, and as such a review of the practices and procedures over safeguarding securities was not performed.".